WESTERN WIND ENERGY CORP.
632 Foster Avenue
Coquitlam, British Columbia V3J 2L7

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON OCTOBER 25, 2007

TO:	The Shareholders of WESTERN WIND ENERGY CORP.

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of Western Wind Energy Corp. (“Western Wind”) will be held in Vancouver, British Columbia, at Suite 1925 - 700 West Georgia Street, on Thursday, the 25th day of October 2007, at 10:00 o'clock in the morning, for the following purposes:

1.	To receive and consider the comparative financial statements of Western Wind for the fiscal year ended January 31, 2007, together with the report of the auditors thereon;

2.	To determine the number of directors to be elected to the board;

3.	To elect directors for the ensuing year or until their successors have been duly elected or appointed;

4.	To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

5.	To consider and, if thought advisable, to pass a special resolution approving Phase II of the Settlement Agreement;

6.

To consider and, if thought advisable, to approve an ordinary resolution of Disinterested Shareholders authorizing an increase in the number of shares issuable pursuant to Western Wind’s Stock Option Plan from 4,752,150 to the number equal to 20% of issued and outstanding common shares as at October 25, 2007;

7.

To consider and, if thought appropriate, to approve an ordinary resolution of Disinterested Shareholders, to amend the current Performance Escrow Agreement to the Full Release Escrow Agreement, as more particularly described in Western Wind’s Information Circular dated September 26, 2007;

8.

If the Disinterested Shareholders do not approve the resolution set forth in Item 7 above, to consider, and if thought appropriate, to approve an ordinary resolution of Disinterested Shareholders to amend the current Performance Escrow Agreement to the Partial Release Escrow Agreement, as more particularly described in Western Wind’s Information Circular dated September 26, 2007;

9.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, a Form of Proxy, a Voting Instruction Form and a Supplemental Mailing List Form.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the Form of Proxy. A proxy will not be valid unless it is dated and deposited by mail or hand at the office of Pacific Corporate Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia, this 26th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“James Henning”

James Henning, Chief Financial Officer